Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Penn West Energy Trust announces the extension of the Distribution
    Reinvestment Plan to United States resident Unitholders

    CALGARY, Aug. 9 /CNW/ - (PWT.UN - TSX; PWE - NYSE) Penn West Energy Trust
("Penn West") is pleased to announce the adoption of an amended and restated
Distribution Reinvestment and Optional Trust Unit Purchase Plan (the "New
Plan"). The New Plan continues to provide eligible holders of Penn West's units the opportunity to reinvest monthly cash distributions to acquire additional units at a price which will initially be at a discount to market without having to pay commissions, service charges or brokerage fees.
Unitholders resident in the United States are now eligible to participate in the distribution reinvestment component of the plan beginning with the distribution payable on September 14, 2007 to Unitholders of record on
August 31, 2007. Except for the eligibility of U.S. unitholders in the distribution reinvestment portion of the plan, all of the aspects of the original plan introduced on December 8, 2005 have been retained.
    At the discretion of Penn West Petroleum Ltd. (the "Corporation"), administrator of Penn West, units for the reinvestment of distributions may be issued from treasury at 95 percent of the average market price or acquired in the open market at prevailing prices. While the Corporation currently intends that units will be issued from treasury at a discount to satisfy the distribution reinvestment component of the New Plan, no assurances can be made that the Corporation will not exercise its discretion at a future time to acquire trust units in the open market at prevailing market prices.
    Unitholders who are residents of Canada, and enrolled in the distribution reinvestment component of the New Plan, may also purchase additional units under the optional trust unit purchase component of the New Plan, subject to a monthly maximum of $5,000 and a minimum of $500. Such units will be acquired in the open market at prevailing prices or issued from treasury at the average market price (without a discount).
    Unitholders who hold their units through a broker, financial institution or other nominee ("beneficial owners") must enroll for distribution reinvestment through their nominee holder. Unitholders currently participating in the old plan do not need to take any action in order to participate in the
New Plan.
    Registered Unitholders may obtain the documents required to enroll in the plan by contacting Berk Sumen of our Investor Relations Department at
1-888-770-2633, by email at investor_relations(at)pennwest.com, or directly from the Penn West website at www.pennwest.com - "Investors - Distributions - DRIP
- DRIP Overview". In addition, plan enrollment information and documents may be obtained from our transfer agent, CIBC Mellon, by phone at 1-800-387-0825, through their website at www.cibcmellon.com or by mail at CIBC Mellon Trust
Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario,
M5C 2W9.
    A registration statement on Form F-3 in respect of the New Plan has been filed with the United States Securities and Exchange Commission and is
available for viewing at www.sec.gov. A copy of the prospectus contained in the registration statement may be obtained by contacting Berk Sumen at the above contact information.
    The full text of the New Plan will be mailed to Unitholders currently participating in the plan in the near future.
    Penn West Energy Trust is a senior oil and natural gas energy income trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol PWT.UN and on the New York Stock Exchange under the symbol
PWE.

    %SEDAR: 00022266E          %CIK: 0001334388

    /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W., Calgary, Alberta, T2P 3L8, Website: www.pennwest.com, Toll-free:
1-866-693-2707, Phone: (403) 777-2500, Fax: (403) 777-2699; Investor
Relations: William Andrew, President and CEO, Phone (403) 777-2502, Toll-free:
1-888-770-2633, E-mail: investor_relations(at)pennwest.com/
    (PWT.UN. PWE)

CO:  Penn West Energy Trust

CNW 18:40e 09-AUG-07